Magna Entertainment Corp.

337 Magna Drive
Aurora, Ontario,
Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-2585

September 26, 2007

Delivered by facsimile and courier and filed via EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magna Entertainment Corp.
Form 10-K for the year ended December 31, 2006
Filed March 15, 2007
File No. 000-30578

Dear Ms. Cvrkel:

Set forth below are Magna Entertainment Corp.’s (“MEC”, “we”, “our” or the “Company”) responses to your comment letter dated August 28, 2007, with respect to the above referenced Form 10-K for the year ended December 31, 2006 and related materials.

For your convenience, we have reproduced each of your comments in the order provided, followed by our corresponding response.

Yours truly,

/s/ Blake Tohana

Blake Tohana

Executive Vice-President and Chief Financial Officer

cc	Colleen McMorrow, Ernst & Young LLP
Robert Lando, Osler, Hoskin & Harcourt LLP

Form 10-K for the year ended December 31, 2006

Notes to the Consolidated Financial Statements, page 89

1.                                      In future filings, please include the quarterly financial information required by Item 302 of Regulation S-K or explain why this is not required.

We will comply in future filings.

Note 2.  Summary of Significant Accounting Policies, page 89

Player Slots Rewards, page 92

2.                                      Please tell us and revise future filings to explain in further detail the nature of the rewards provided to slot patrons and the manner and timing in which the related cost is reflected in your consolidated statement of operations (ie., as a reduction of revenue or as an expense).  You should also explain how long the rewards program has been in place and what assumptions are used to determine your estimates of liability and expected redemptions.  In addition, please tell us the amount of this liability at December 31, 2006 and explain where it has been classified in your consolidated balance sheets.

Two of our racetrack locations, Remington Park and Gulfstream Park, operated slot facilities and hence, had slot rewards programs, at December 31, 2006.

Remington Park opened its slot facility on November 21, 2005 and Gulfstream Park opened its slot facility on November 16, 2006.  Slot player reward programs were introduced at both facilities upon the opening of the slot operations.  At both locations, we have installed player tracking systems which track play and redemption by patron.

Slot patrons that register in the player reward program at the slot facility receive a player card which tracks play and rewards points based on levels of slot play.  The points can be redeemed for complimentary food and beverage and select merchandise at the respective racetrack.  On a daily basis, the Company records a liability in “Other accrued liabilities” on the consolidated balance sheets based on the points earned times the expected redemption rate, with a corresponding expense in “Gaming, taxes, purses, and other” in the consolidated statements of operations.  The redemption value is based on the actual average cost of the complimentary food and beverage and select merchandise.  At December 31, 2006, given that actual redemption experience was somewhat limited because the slot facilities had only recently opened, the estimated redemption rate used by our racetracks was 100 percent.  At December 31, 2006, the player slot liability was $0.4 million, which reflects the maximum liability should 100 percent of points earned by patrons to that date be redeemed.  In 2007, with continued redemption experience, we have adjusted our accrual to reflect actual redemption experience.  Revenues do not include the retail amount of food, beverage and other items provided gratuitously to customers.

In future filings, we will expand our disclosure to provide additional details of the nature of the rewards provided to slot patrons, the manner and timing in which the related cost is reflected in our consolidated financial statements and the assumptions used to determine the liability.

Note 5.  Assets Held For Sale, page 96

3.                                      We note that you have accounted for the sale of the Meadows’ properties under the financing method rather than as a sale and leaseback transaction.  Please address the following matters with respect to this transaction:

•                 Please explain how the overall transaction proceeds of $175 million in cash and a $25 million holdback note were allocated to various tangible and assets sold.  In this regard, explain how and why the terms of the arrangement resulted in the recognition of an $11.2 million impairment loss related to the long-lived assets and a gain of $126.4 million related to the disposition of intangible assets.  Your response should also indicate the carrying values of the various assets sold at the time of the sale.

•                 Please explain how the $12.8 million portion of the proceeds that has been deferred was determined.  Also, please explain why the gain of $126.4 million related to intangible assets sold was not similarly deferred due to the Company’s continuing involvement.

On July 26, 2006, the Company entered into an amended share purchase agreement with PA Meadows, LLC and a fund managed by Oaktree Capital Management, LLC (collectively, “Millennium-Oaktree”) for the sale of all of the outstanding shares of MEC Pennsylvania Racing, Inc. (“MPR”), Mountain Laurel Racing, Inc. (“MLR”) and Washington Trotting Association, Inc. (“WTA”), all wholly-owned subsidiaries of the Company, through which the Company owned and operated The Meadows racetrack.  The purchase price was $200.0 million, including a $25.0 million holdback note, payable to the Company over a five-year period, subject to offset for certain indemnification obligations.  Concurrently with entering into the share purchase agreement, the parties entered into a racing services agreement whereby the Company would continue to operate, for its own account, the racing operations at The Meadows, for at least five years (the “Racing Services Agreement”).  On November 14, 2006, the Company completed The Meadows transaction and received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and the holdback note in the amount of $25.0 million.  Also on November 14, 2006, the holdback note agreement was amended such that the Company agreed to release the security requirement for the holdback, defer subordinate payments under the holdback, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows as defined in the holdback agreement, in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC.

This transaction involved two separate elements:  (1) the sale-leaseback of long-lived assets (land, buildings and other fixed assets, which were all related to the existing racing operation of The Meadows), which legally resided in MPR and (2) the sale of intangible assets (racing/gaming licenses that permitted Millennium-Oaktree to build and operate a slot facility at The Meadows), which resided legally with MLR and WTA.

SFAS 66, Accounting for Sales of Real Estate, establishes the standards for the recognition of profit on all real estate sales transactions without regard to the nature of the seller’s business.  FIN 43, Real Estate Sales, An Interpretation of FASB Statement No. 66, clarifies that the phrase “all real estate sales” includes sales of real estate with property improvements or integral equipment that cannot be removed and used separately from the real estate without incurring significant cost.  The term property improvements or integral equipment refers to any physical structure or equipment attached to the real estate that cannot be removed and used separately without incurring significant costs.  Accordingly, in accordance with FIN 43, it was appropriate to apply the standards of SFAS 66 to only those fixed assets that were integral to the sale of the racetrack real estate, including the buildings, leasehold improvements and the equipment that was integral to the racing operations.

EITF Issue No. 01-8, Determining Whether an Arrangement Contains a Lease, provides guidance in determining whether an arrangement contains a lease of property, plant and equipment and specifically excludes intangibles.  Given that the Racing Services Agreement was determined to be analogous to the lease of property, plant and equipment under EITF Issue No. 01-8, we then considered SFAS 98, Accounting for Leases, as it related to the long-lived assets.  SFAS 98 specifies the accounting by a seller-lessee for a sale-leaseback transaction involving real estate, including real estate with equipment.  Since the amount owing under the holdback note is to be paid from “available excess cash flows” of The Meadows’ permanent casino facility, which is to be built and operated by Millennium-Oaktree, it was determined that the Company had continuing involvement in the long-lived assets under SFAS 98, paragraph 13c, which states that “any other provisions or circumstances that allows the seller-lessee to participate in any future profits of the buyer-lessor or the appreciation of the leased property”.  Given the Company’s continuing involvement with the long-lived assets, the sale and leaseback of the long-lived assets was precluded from sales recognition (i.e. accounted for as a financing transaction) in accordance with SFAS 98.

In determining the allocation of the overall transaction proceeds to the long-lived and intangible assets, the Company first determined the fair value of the long-lived assets based on valuation techniques consistent with those permitted under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Given that The Meadows’ racing operations were expected to operate at a loss and generate negative cash flow over the five-year term of the Racing Services Agreement, the fair value of the long-lived assets was determined based on the appraised values of the underlying real estate and fixed assets.  On the closing date of the transaction, the net book value of the long-lived assets was $18.4 million.  We determined that the long-lived assets had a fair value of $7.2 million, which required an $11.2 million asset impairment write-down of long-lived assets immediately prior to the completion of the transaction.  Accordingly, $7.2 million of long-lived assets related to The Meadows remain on our consolidated balance sheet with a corresponding financing liability.  We are amortizing the  depreciable assets over the term of the Racing Services Agreement and will recognize the sale of the assets and the financing liability related thereto when the element of continuing involvement is no longer present or the Racing Services Agreement has been terminated.

Once the fair value of the long-lived assets was determined, we applied the residual method to determine the fair value of the intangible assets.  Based on the actual sale proceeds, the fair value of the intangible assets was $164.6 million ($175.0 million less $3.2 million of transaction costs less $7.2 million of fair value of long-lived assets).  The net book value of the intangible assets prior to the completion of the transaction was $32.6 million, resulting in a gain of $132.0 million on the sale of these intangible assets. Since SFAS 66, FIN 43 and EITF Issue No. 01-8 either specifically exclude or do not address the sale of intangible assets and the concept of continuing involvement only applies to the sale of real estate, including real estate with equipment, it would not be appropriate to include intangible assets within the provisions of SFAS 98.  As such, the transfer of the intangible racing/gaming licenses was recorded as a sale.

Given our continuing involvement with The Meadows’ racing long-lived assets and our expectation that the racing operations will generate operating losses and negative cash flows over the five-year term of the Racing Services Agreement, we have deferred a portion of the gain on the sale of the intangible racing/gaming licenses equal to the net present value of the operating losses that we expect to incur over the term of the Racing Services Agreement.  We estimated that the net present value of our operating losses over the term of the Racing Services Agreement was $5.6 million.  This amount, combined with the fair value of long-lived assets of $7.2 million, represents the $12.8 million of proceeds that were deferred, which will be recognized in our consolidated statements of operations over the five-year term of the Racing Services Agreement and/or at the point when the sale-leaseback subsequently qualifies for sales recognition.

With respect to the $25.0 million holdback payment, we have not recognized a receivable or a gain on this amount.  We will not recognize any portion of this consideration until the indemnifications are resolved and collection of the amount is realized.  The $25.0 million is similar to a contingent gain and in accordance with SFAS 5, Accounting for Contingencies, paragraph 17, “contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization”.

Note 8.  Write-Down of Long-Lived Assets

4.                                      We note from the disclosure in Note 8 that the Company recognized a non-cash impairment charge of $76.2 million during 2006 related to the long-lived assets of Magna Racino upon completion of its 2007 business plan. Please explain the nature of the changes in facts or circumstances that resulted in the recognition of this significant impairment charge during 2006.  As part of your response, please explain why no impairment charges with respect to the long-lived assets of Magna Racino were required in periods prior to 2006.

The Company’s decision to develop, construct and operate Magna Racino, a racing and entertainment venue in Austria built in 2004, was based on an investment analysis and business plan prepared at that time. This business plan projected operating losses for the early years of Magna Racino but the operation was projected to become profitable as revenues were expected to grow as the facility increased its customer base and customers increased their wagering activity.

Magna Racino commenced operations on April 4, 2004.  Each year, the Company tested Magna Racino’s long-lived assets for impairment upon completion of its annual business plan. Magna Racino has incurred an operating loss every year since opening. This operating loss has decreased each year as Magna Racino’s operating results have improved, but not yet to the point where Magna Racino has been profitable. Magna Racino’s annual business plans reflected actual operating experience to date and the Company’s outlook for the future. In the periods prior to 2006, the estimated undiscounted future cash flows were such that a write-down of Magna Racino was not required.

For the year ended December 31, 2006, the Company again tested Magna Racino’s long-lived assets for impairment upon completion of its annual business plan. Expectations regarding revenue growth and new customer acquisition had not materialized as revenue growth for the year ended December 31, 2006 had leveled off, which was reflected in the future revenue projections in Magna Racino’s 2007 business plan. Based on Magna Racino’s 2007 business plan, its estimated undiscounted future cash flows were not sufficient to recover the carrying value of its long-lived assets.  As a result, a non-cash impairment charge of $76.2 million was required of the long-lived assets for the year ended December 31, 2006, based on externally appraised values of the long-lived assets.

Note 21(g).  Commitments and Contingencies, page 123

5.                                      We note that despite an adverse ruling in the FLPF litigation, you have continued to proceed with your slots facility development at Gulfstream Park.  Please tell us and revise future filings to disclose your potential exposure to loss for amounts already expended should the adverse ruling be upheld.  Your revised disclosure should also include the total amounts you expect to spend and any expected loss which you may sustain if you do not prevail in this litigation.

We are continuing to monitor this issue closely and assess the implications to the Company.  As disclosed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2007, the matter is currently being heard by The Florida Supreme Court. As at December 31, 2006, the net book value of the fixed assets relating to the Gulfstream Park slot facility was $17.4 million.  If the slot legislation is deemed to be unconstitutional and we are required to cease slot operations at Gulfstream Park, our loss exposure would be a write-down of these assets, less the estimated recoverable amount related to these assets, if any, as well as any other closing costs including the settlement of any slot related contractual obligations.  We will include this potential impairment information in our future filings.  As this litigation continues to develop and depending on the outcome of The Florida Supreme Court deliberations started in September 2007, we will incur legal fees in connection with this matter.  The expected amount of legal fees is not determinable at this time.  We will revise our disclosure in future filings.

6.                                      We note from the discussion in the second paragraph on page 47 that you have exposure for environmental mediation work, specifically relating to water quality issues at Santa Anita Park that must be resolved.  Please tell us and revise the notes to your financial statements and MD&A in future filings to discuss your exposure to potential environmental remediation costs at this site, and any amounts currently accrued if material.  As part of your revised disclosure, please indicate the periods over which such costs are expected to be paid or incurred, disclose any facts or circumstances that could impact the reliability of your estimates.  Refer to the guidance outlined in SAB Topic 5:Y and paragraphs 9 and 10 of SFAS No. 5.

The California Regional Water Quality Control Board (the “Board”) requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and the water table as a result of maintenance of the horse population on site.  With the issuance of the permit, there are certain compliance efforts that the Board has requested that management address over the five-year permit period.  The Board has not given deadlines for immediate compliance nor is our current permit at risk for non-compliance.  Citations are not expected unless Santa Anita Park does not make an effort to comply.  Upon receipt of the permit, we commenced discussions with the Board regarding the nature of the compliance requests and commenced the planning process as to how the Company would address these requirements over the next five years.  It is our expectation that a number of these requirements will be addressed through planned capital projects, including the installation of a new, synthetic racing surface and the anticipated rebuild of barns on the backside over the next several years.  Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirement.  This process will span the next five years as we address each of these requirements.  As of the filing date of our 10-K for the year ended December 31, 2006, while the current permit had been issued, the exact scope, cost and timing of the remediation efforts had not been determined and a compliance plan had not been agreed upon with the Board.  After considering the provisions of Statement of Position 96-1, Environmental Remediation Liabilities, SFAS 5, Accounting for Contingencies, paragraphs 9 and 10, and SAB Topic 5:Y, we concluded that no accrual or disclosure in accordance with these provisions was required as at December 31, 2006,  since the Board had granted a permit for a five-year period, there were no manifestations by the Board for immediate compliance and we had not finalized a compliance plan with the Board. However, we did believe it was prudent to identify this situation as a risk factor in our Form 10-K filing for the year ended December 31, 2006, acknowledging that we would be working with the Board to develop an acceptable compliance plan.  In 2007, as our compliance plan is developed and approved by the Board and as we move forward to address these remediation efforts, we will comply with the provisions of SOP 96-1 and SFAS 5 and accrue or disclose as considered appropriate in future filings.

Exhibit 12 – Earnings to Fixed Charges Ratio

7.                                      We note from Exhibit 12 that the Company had a deficiency of earnings to cover its fixed charges during each period presented.  In future filings, please revise this exhibit to disclose the dollar amount of the Company’s deficiency of earnings to cover fixed charges.  Refer to the requirements outlined in Instruction 2(A) of Item 503(d) of Regulation S-K.

We will comply in future filings.

Quarterly Report on Form 10-Q for the period ended June 30, 2007

Note 13.  Transactions with Related Parties, page 15

8.                                      Please explain why your continuing involvement in the form of profit participation rights with regards to the sales disclosed in Note 13[d] does not result in the use of the financing method of accounting for such sales in accordance with paragraph 13c of SFAS 98.

The Company determined that the sales disclosed in Note 13[d] of our Quarterly Report on Form 10-Q relating to (1) a 157 acre parcel of land adjacent to the Palm Meadows Training Center, (2) interests and rights in a 34 acre parcel of residential development land in Aurora, Ontario, Canada and (3) a 64 acre parcel of land at Laurel Park were sales of real estate and accordingly we applied the provisions of SFAS 66, Accounting for Sale of Real Estate, and FIN 43, Real Estate Sales, An Interpretation of FASB Statement No. 66.

SFAS 66, paragraph 18, states that “if a seller is involved with a property after it is sold in any way that results in retention of substantial risks and rewards of ownership, except as indicated in paragraph 43, the absence-of-continuing-involvement criterion has not been met.”

SFAS 66, paragraph 43, states that a common form of continuing involvement occurs when “the seller will participate in future profit from the property without risk of loss (such as participation in operating profits or residual values without further obligation).  If the transaction otherwise qualifies for recognition of profit by the full accrual method, the transfer of risks and rewards of ownership and absence of continuing involvement criterion shall be considered met.  The contingent future profits shall be recognized when they are realized.  All the costs of the sale shall be recognized at the time of sale; none shall be deferred to periods when the contingent profits are recognized.”

We determined that the profit participation rights as disclosed in Note 13[d] of our Quarterly Report on Form 10-Q met the exception in SFAS 66, paragraph 43.  Furthermore, we determined that the sales of real estate met all the criteria in SFAS 66, paragraph 5, for recognition of profit by the full accrual method.

Paragraph 13c of SFAS 98, Accounting for Leases, is a provision or condition that shall be considered an example of continuing involvement for the purpose of applying SFAS 98 to sale-leaseback transactions.  The sales disclosed in Note 13[d] of our Quarterly Report on Form 10-Q do not involve a leaseback transaction.  Accordingly, paragraph 13c of SFAS 98 is not applicable.

Other

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.